Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated August 24, 2015, with respect to the consolidated balance sheets of Meredith Corporation as of June 30, 2015 and 2014, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of June 30, 2015, incorporated herein by reference in this Registration Statement and to the reference to our firm under the heading “Experts” in the Joint Proxy Statement/Prospectus contained in this Registration Statement.

/s/  KPMG LLP

Des Moines, Iowa
November 23, 2015